November 4, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Maryse Mills-Apenteng

Re:	aVinci Media Corporation Registration Statement on Form S-1 Filed August 7, 2008 File No. 333-152869
Dear Ms. Mills-Apenteng:

This letter sets forth the responses of aVinci Media Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 21, 2008 concerning the Company’s Registration Statement on Form S-1 (File No. 333-152869) filed with the Commission on August 7, 2008 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated October 21, 2008.  References in the text of the responses herein to captions and page numbers are to Amendment No. 2 to Form S-1 which is being filed herewith.  For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

General

1.
We note that your counsel provided, on behalf of the company, the acknowledgements that we requested in response to our letter dated September 3, 2008.  Please note that the representations should come directly from the company.  In your next response, please provide the representations accordingly.

A letter from the registrant will be filed separately.

Cover Page

2.	Please provide the closing sale price of your common stock as of the most recent practicable date.

We have revised the cover page to reflect your comment.

Risk Factors, page 7

 All of AVI Media’s current operations are conducted through aVinci Media, LC . . .page 7

3.
Consistent with your disclosure in Liquidity and Capital Resources, please revise this risk factor to prominently disclose that management believes your current cash resources will fund operations for eight months only and that you will require approximately $2.2 million to fund the remaining four months of planned operations.  In light of this disclosure, please revise the risk factor to clarify that you will require additional cash resources to fund operations for the next 12 months.

We have revised the first risk factor to reflect that we are presently taking steps to raise additional funds to continue operations for the next 12 months and beyond. If new sources of financing are required, but are insufficient or unavailable, we will modify our growth and operating plans to the extent of available funding, if any.  Based on the cash run rate of our current growth and operating plans, the current cash resources are anticipated to fund operations through April 2009. Additional cash of approximately $2.2 million will be needed to fund operations through the end of 2009.  We may, however, choose to modify our growth and operating plans to the extent of available funding, if any.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Future Model, page 22

4.
Please provide us with support for your statement that you have been approached by potential technology and retail partners with respect to making your software available on third-party hardware to allow for in-store DVD burning.  Also, provide us with support for your assertion that you are currently in negotiations with “several additional large retailers” to provide your product “through an in-store DVD burning model” in addition to your current deployment platforms.  We note that you have not discussed this business model in your business section.

We have revised our disclosure to address your comment.  Negotiations and testing are ongoing with several large retailers to provide our product by the end of 2008 through an in-store DVD burning model in addition to current deployment platforms of kiosk, online and retail software kit.  We do not have signed agreements with these retailers for in-store burning at this time.  We have disclosed in the registration statement that we can not provide any assurances that our current negotiations will result in any further agreements and have disclosed that.

5.	Please explain why you have included details regarding your current manufacturing process under the subheading “Future Model” in Management’s Discussion and Analysis.

The details were intended to provide an historical perspective.  We have revised our disclosure to address your comment.

Business, page 34

6.
We note that your response to comment 11 of our letter dated September 3, 2008 and we cannot concur with your conclusion that agreements with your three largest customers who together currently account for 83 percent of your revenues (47%, 20% and 16% individually) are not required to be filed.  First, please note that Item 601(b)(10) does not require you to file material agreements made in the ordinary course of business unless the ordinary course agreement is one on which your business is substantially dependent upon it.  Second, with respect to timing, to the extent you are substantially dependent on a material contract to be performed at, after or not more than two years before the time of filing, your future expectations notwithstanding, such contract is required to be filed pursuant to Item 601.  Please tell us whether you have contractual agreements with any of your three largest customers.  If so, please include a description of the material terms of any such agreement in your business discussion and file each such agreement as an exhibit to the registration statement.

In our response to the letter from the Staff, dated September 2, 2008 we first responded that our current license agreements do not need to be filed as exhibits pursuant to Item 601(b)(10)(ii)(B). First, we noted that each of these license agreements was entered into in the ordinary course of business.  Second, we argued that, although the majority of the our business was then currently derived from three clients, it was only a result of timing and will not be the case over a longer period of time, and in fact the mix of client has changed since that time and will continue to change through 2009 as the Company adds more clients.

Item 601(b)(10)(ii)(B) requires registrants to file as exhibits “Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent”.

There is not a well-defined quantitative test in Item 601 to define “major part” or “substantially dependent.”  We respectfully submit that such determination should depend upon facts and circumstances and must be evaluated in terms of the registrant’s business and its stage of development.  We believe that percentage of revenue alone is insufficient to analyze substantial dependence under Item 601.  While other sections of Regulation S-K identify a specific percentage (e.g., Item 101(c)(vii) of Regulation S-K which incorporates a quantitative test (i.e., 10% of a registrant’s revenue) and a “material effect” test (i.e., a “material adverse effect on the registrant”)), the “substantial dependence” test under Item 601(b)(10)(ii)(B) does not incorporate either of these approaches.

While our three largest customers, who together currently account for 83 percent of your revenues (47%, 20% and 16% individually), the revenues generated have little impact on our business. For the six months ended June 30, 2008, no single customer generated over $90,000 in revenue.  Excluding a one-time equipment sale, no single customer generated revenue over $40,000 for the sale of  our DVD products.  For the six months ended June 30, 2008, our net loss applicable to common shareholders was $6,085,714.  If we did not generate the $189,699 of revenue for the six months ended June 30, 2008, our net loss applicable to common shareholders would not have increased significantly.

We believe that a registrant’s business would be considered to be substantially dependent on a contract if, as a result of the loss of the contract, the registrant’s business, operations, financial results or financial position would be impacted.  Where the loss of a contract would result in these sorts of changes, we believe that the registrant’s business is “substantially dependent” on the contract.  For purposes of the analysis under Item 601(b)(10)(ii)(B), we believe that the loss of either of these contracts would not result in any change business, operations or financial position. Accordingly, we do not believe that our business is “substantially dependent” on either of these contracts.

Further, based on our expectations regarding existing and future customer relationships, we do not believe that our business is substantially dependent upon any of our current contracts.
As we enter into agreements with other customers and these agreements run for a full fiscal year, both our revenues and the resulting accounts receivables will be not be concentrated in any single customer or small group of customers.  For our results for the fiscal year ending December 31, 2009, we anticipate sales from Walmart (through Fujicolor), Walgreens, Sam’s Club, Costco, Meijer, Best Buy, Rimage, Hewlett-Packard, Preclick, Qualex and various independent retailers.

7.
Advise whether you believe risk factor disclosure is appropriate regarding the fact that two customers accounted for 68% and 30% of accounts receivable as of June 30, 2008.  To the extent that this may represent a trend that you anticipate may continue, it should be discussed in management’s discussion and analysis as well.  Please advise.

As described in our response to your Comment #6, based on additional customer contracts entered into during 2008 and our expectations regarding existing and future customer relationships, both our revenues and the resulting accounts receivables will not be concentrated in any single customer or small group of customers.

Executive Compensation, page 45

Summary Compensation Table, Narrative and Employment Contracts, page 46

8.
In response to comment 17 of our letter dated September 3, 2008, you disclose the terms of the employment agreements of certain named executives as of April 1, 2008.  Please explain the compensation arrangements of the named executive officers for the last two completed fiscal years, as reported in the table, and file as exhibits to the registration statement all employment agreements with the named executive officers with respect to fiscal year 2007.  Please include in your discussion the material terms of the employment agreements and the basis for the bonus payments issued in 2006 and 2007 including the material terms of any bonus plans.  If the employment agreements were materially modified by the April 1, 2008 agreements, those modifications should also be discussed.

Prior to April 1, 2008, we did not have employment agreements with any of our executives.  Salaries and bonuses were set by the board of managers.  Bonuses paid in 2006 and 2007 were not based on employment agreements but based on a combination of factors including the creation of value, obtaining capital financing, signing customer accounts, developing software applications and establishing manufacturing processes and facilities.

9.	Revise the exhibit index to indicate that you are incorporating by reference the employment agreements that were filed on Form 8-K on June 11, 2008 rather than on June 11, 2007.

We revised the registration statement in response to your comment.

Outstanding Equity Awards, page 46

10.
Please note that the information provided in the outstanding equity awards table should be given as of the end of your last completed fiscal year.  It appears you have provided the information as of June 30, 2008.

We revised the registration statement in response to your comment.

Certain Relationships and Related Transactions, page 49

11.
We note your response to comment 19 of our letter dated September 3, 2008 in which you state that the company did not have any promoters as defined in Rule 405 under the Securities Act of 1933.  However, you disclose that Chett B. Paulsen, Richard B. Paulsen and Edward B. Paulsen are the original founders of AVI Media.  Please explain why you believe that these individuals, or other persons, are not promoters, within the meaning of Rule 405 of the Securities Act of 1933.  Alternatively, provide the disclosure required by Item 404(d)(2) of Regulation S-K.

Chett B. Paulsen, Richard B. Paulsen and Edward B. Paulsen are officers and directors of aVinci Media Corporation. Chett B. Paulsen, Richard B. Paulsen and Edward B. Paulsen were founders and promoters of aVinci Media, LC. All reportable transactions required to be disclosed between aVinci Media Corporation, aVinci Media LC, and Chett B Paulsen, Richard B. Paulsen and Edward B. Paulsen have been disclosed. aVinci Media, LC is now the wholly-owned subsidiary of aVinci Media Corporation. Chett B. Paulsen, Richard B. Paulsen and Edward B. Paulsen did not take any initiative in founding or organizing aVinci Media Corporation and are not promoters of aVinci Media Corporation.

Selling Stockholder, page 50

12.
In response to comment 23 of our letter dated September 3, 2008, you state that Amerivon Investments LLC exchanged 100% of its equity interest in Sequoia Media Group, LC for shares of common stock of the company.  Please disclose this in this registration statement.  Further, please explain how Amerivon Investments LLC acquired the warrants to purchase 949,350 shares of common stock at $0.53 per share which is being offered in this registration statement.  Please also provide appropriate disclosure regarding the warrant shares under the section titled Recent Sales of Unregistered Securities.  See Item 701 of Regulation S-K.

We have included a table in the Selling Stockholder section to respond to your comment. No disclosure pursuant to Item 701 is needed for the warrants as the warrants were issued by aVinci Media, LC before the merger with aVinci Media Corporation.

Financial Statements

General

13.
We note that you made revisions to the footnotes to your financial statements for the period ended December 31, 2007.  Please explain how you have considered making corresponding revisions to your annual report on Form 10-K for the period ended December 31, 2007.

Prior to the reverse merger transaction in June 2008, Secure Alliance Holdings Corporation had a fiscal year end of September 30.  The Form 10-K filed on January 14, 2008 for the fiscal year ended September 30, 2007, did not include any financial statements for aVinci Media Corporation (formerly Sequoia Media Group, LC).  Prior to the reverse merger transaction in June 2008, Sequoia Media Group, LC was a privately held entity.  Accordingly, we do not believe there are any revisions necessary for the Form 10-K filed on January 14, 2008.

Note 1.  Description of Organization and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-11

14.
We note that due to the lack of VSOE for the different elements in your integrated kiosk revenue contracts you defer revenue until all the elements are delivered except for PCS and training then recognize revenue ratably over the remaining contract term.  Please tell us how your accounting complies with paragraph 12 of SOP 97-2.  In this regard, we note that PCS and training services are two undelivered elements for which you do not have VSOE.  Similar concerns apply to the contract noted under “Other Revenue Contracts.”

Paragraph 12 of SOP 97-2 states:

“If sufficient vendor-specific objective evidence does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement should be deferred until the earlier of the point at which (a) such sufficient vendor-specific objective evidence does exist or (b) all elements of the arrangement have been delivered. The following exceptions to this guidance are provided.

•	If the only undelivered element is PCS, the entire fee should be recognized ratably (see paragraphs .56 through ..62).

•
If the only undelivered element is services that do not involve significant production, modification, or customization of software (for example, training or installation), the entire fee should be recognized over the period during which the services are expected to be performed (see paragraphs .63 through .71).”

VSOE does not currently exist for any of the multiple elements.  As a consumer generates an order on the customer’s Kiosk using aVinci software, the customer is required to pay aVinci a fee.  That fee varies depending on the size of the order and the type of product ordered by the consumer.  The fee paid to aVinci is recorded as deferred revenue until the fulfillment services have been provided and the product has been delivered.  At that point in time, the only undelivered element is PCS.  The installation has already occurred and the training has already occurred.  Once the fulfillment is provided and the product is delivered, the deferred revenue is recognized as revenue ratably over the remaining contract period as required in paragraph 12 of SOP 97-2.

We have revised the disclosure related to revenue recognition for the Integrated Kiosk Revenue Contracts to more clearly explain these contracts.

15.	Please revise to disclose how royalty revenues are recognized in your integrated kiosk contracts.

We have revised the disclosure to remove the language regarding ongoing royalties.  The contracts state that if the customer determines to perform the fulfillment services themselves, they will enter into a separate royalty agreement with aVinci.  Since this has not yet occurred, we have removed the language regarding royalty payments.

16.
Please tell us more about the fulfillment services you provide and explain, in detail, how the fulfillment services impact your accounting for retail kit products and third party downloads.  Tell us whether you charge an additional fee for these fulfillment services or if the fee paid under the retail kit product obligates you to provide fulfillment services.  As part of your response, please refer to any authoritative literature you relied upon when determining your accounting.

On the Retail Kit products, the customer downloads a simplified version of our software onto their computer, uses the software to generate a production from their digital images, and then uploads the production to our servers.  We then “fulfill” the order by burning the production onto a DVD and preparing the DVD for shipment.  The accounting for the revenue associated with Retail Kits is impacted due to the fact that aVinci still has an obligation to the customer until the order is fulfilled and delivered.  Under SOP 97-2, in situations for which VSOE does not exist for the multiple elements, recognition of revenue is deferred until all of the elements have been delivered.  We do not charge an additional fee for the fulfillment services.  The fee paid under the retail kit product obligates us to provide the fulfillment services.

17.	Please tell us whether sales of your retail kit products and third party downloads include PCS. If these arrangements do include PCS please tell us how revenue from these services is recognized.

The Retail Kits and third party downloads provide that we will provide support as necessary to fulfill and deliver the product.  However, once the production has been fulfilled and delivered, there is no remaining obligation for support.  We recognize revenue when delivery has occurred.  At that point we have no remaining obligations.

Note 9.  Options and Warrants, page F-29

18.
Your revised disclosures on page 25 indicate that the fair value of the underlying common units was based on cash sales of common and preferred units, conversions of debt instruments into common units, and the exchange ratio that was estimated to be used in the reverse merger transaction.  Please tell us more about each of the methods used and address the following in your response:

•
Explain the extent to which cash sales of common and preferred units were considered.  To the extent that you considered sales of preferred units, please explain how you considered the additional rights given to preferred unit holders (i.e., liquidation preferences and cumulative annual dividends) when determining the fair value of the common units.

•	Explain to us how the conversion of debt into common units is an appropriate method to determine the fair value of the underlying common units.

•	Tell us how the exchange ratio to be used in the reverse merger was considered.

•	Also, please revise your disclosures on page 25 to describe each of these methods in greater detail.

The fair value of the underlying common units for the stock options granted in 2007 was determined by the board of managers to be $.62 per unit.  The board of managers used the following information in determining the fair value.

1.
The Company sold common units in September 2005 at $.33 per unit.  The board of managers believed that during the two years following this transaction, the value of the Company had increased due to the progression of the implementation of the business plan, the development of product, the customer contracts obtained, and additional capital raised to allow further development and expansion.

2.
The Company sold Series B preferred units in the 2nd quarter of 2007 at $.75 per unit.  The Series B preferred units have certain preferences to the common units, including redemption rights, annual dividends, and liquidation preference.  Based on these preferences, the board of managers determined that a discount of 15% to 20% for common units was reasonable.

3.
During the 3rd quarter of 2007 when the options were granted, the Company was in negotiations with Amerivon to induce conversion of the Series B preferred units into common units prior to the merger with Secure Alliance.  Based on the negotiations, it was management’s estimate that the Company would need to issue an additional 1,525,000 common units to Amerivon in order to induce conversion.  Based on this estimate, 8,804,984 Series B preferred units would be converted into 10,329,984 common units.  The value of the Series B preferred units was $6,603,678 (8,804,984 multiplied by the sales price of $.75 as noted above).  The value of $6,603,678 divided by the number of common units (10,329,984) resulted in an estimated value of $.6393.

4.
Based on negotiations with Secure Alliance, it was management’s estimate that the stockholders of Secure Alliance would retain 20% of the combined company subsequent to the closing of the merger and that the Company would obtain approximately $9.5 million in the transaction.  Based on the estimated share exchange ratio, the estimated value of the Company was determined to be approximately $39 million.  The number of common unit equivalents outstanding (including the estimated incentive units, convertible preferred units, warrants, and options) was approximately 52.5 million.  The value of $39 million divided by the common unit equivalents resulted in an estimated value of $.74 per unit.  Since that value was determined based on a transaction that would result in the Company becoming a public company, a discount of 15% to 20% was determined to be reasonable.

Based on these factors, the board of managers concluded that the fair value of the common units was $0.62

Part II

Item 15.  Recent Sales of Unregistered Securities

19.
Disclose the information relating to the 4(2) exemption relied upon in connection with the merger transaction and include a brief summary of the facts that support your reliance on the exemption.  Disclose, for example, the number of investors, whether the investors were accredited or sophisticated, and if the latter, outline the access to information afforded to them.  If the certificates issued in this transaction were legended as “restricted securities,” please so indicate and describe briefly any procedures you have implemented that are intended to ensure that future transfers of those shares will be in conformity with the provisions of the Securities Act.

We have included the requested information in Item 15 in response to your comment.

Exhibits

20.
In response to comment 23 of our letter dated September 3, 2008, you state that the license agreements do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.  However, you have not provided us with an analysis to support your conclusion.  Explain the nature of the license agreements and provide a quantitative and qualitative analysis supporting your conclusion that you are not substantially dependent upon any of the license agreements.

Please see the response to Comment #6 above.

21.
We note that you did not file the loan agreements with your executives as exhibits in response to comment 20 of our letter dated September 3, 2008.  Please refile the agreements pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

We have filed the loan agreements under which aVinci Media, LC was provided with short-term bridge loans by its executives.  Each of these loans was repaid in May 2007.

22.
We note that in response to comment 31 of our letter dated September 3, 2008, you did not file the agreement with BigPlanet because you believe it was made in the ordinary course of business and you do not rely upon the agreement with BigPlanet.  As we noted previously and as you disclosed in the filing, this agreement represent more than 90% of all your revenues generated in 2007 and 100% of revenues in 2006.  We continue to believe that the agreement with BigPlanet is a contract upon which the company was substantially dependent and is relevant to your disclosure in the Managements’ Discussion and Analysis.  Please file the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 601(b)(10) of Regulation S-K requires a registrant to file:

(i)
Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing. Only contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.

(ii)
If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance

Item 601(b)(10)(i) only requires registrants to file a “contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement”.  It may be argued that as the first contract signed by aVinci Media, LC in 2004 and is the only agreement that required minimum guaranteed payments, the contract with BigPlanet was not made in the ordinary course of business.  If the contract is considered not made in the ordinary course of business, the contract would not need to be filed because the contract expired on December 31, 2007 (before the reverse merger and before the filing of this registration statement), and no part of the contract will be performed at or after the filing.

If the agreement with BigPlanet is considered a contract made in the ordinary course of business, Item 601(b)(10)(ii) would apply.  The registrant would then need to file the agreement if “the registrant’s business is substantially dependent” upon the agreement.  The agreement with BigPlanet does not need to be filed because the registrant is not substantially dependent upon the contract as the agreement with BigPlanet has expired.  Further, the agreement with BigPlanet is immaterial in significance to the operations and profitability of aVinci Media Corporation.

*                 *                 *                 *                 *

If you have any questions or comments regarding this letter, please feel free to contact me at (617) 453-1000.

Very truly yours,

/s/ Peter DiChiara